Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis GRIES
Date of last notice	17 September 2008

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	Not applicable

No. of securities held prior to change	• 127,675 fully paid ordinary shares/CUFS registered in the name of the Director; and • 3,867,544 options over unissued ordinary fully paid shares/CUFS

Class	Not applicable

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
• 127,675 fully paid ordinary shares/CUFS registered in the name of the Director; and
• 3,867,544 options over unissued ordinary fully paid shares/CUFS comprising:
• 1,189,544 options under the 2001 Equity Incentive Plan;
• 1,000,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;
• 860,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
• 818,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Not applicable

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Not applicable

Date of change	29 May 2009 (US time)

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
•  558,708 Relative TSR RSUs. These RSUs are subject to a single TSR based hurdle measured over a performance period of 3 to 5 years from the grant date; and
•  201,324 Deferred Bonus RSUs. These RSUs will vest on 17 September 2010.

Interest acquired	487,446 Executive Incentive Program RSUs. These RSUs will vest on 29 May 2011. They are granted pursuant to the 2006 JHI NV Long Term Incentive Plan, as approved by Shareholders at the 2008 AGM.

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid for the RSUs.

Interest after change	• 558,708 Relative TSR RSUs; • 201,324 Deferred Bonus RSUs; and • 487,446 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002